FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO Publicly-Held Company with Authorized Capital CNPJ/MF nº 47.508.411/0001-56 NIRE 35.300.089.901	VIA VAREJO S.A. Publicly-Held Company with Authorized Capital CNPJ/MF nº 33.401.260/0652-90 NIRE 35.300.394.925

NOTICE OF MATERIAL FACT

Companhia Brasileira de Distribuição (“CBD”) and Via Varejo S.A. (“Via Varejo”), in compliance with the provisions of Article 157, Paragraph Four, of Law No. 6,404, dated as of December 15th, 1976, and of CVM Rule No. 358, dated as of January 3rd, 2002, hereby inform their shareholders and the market the following:

On the date hereof, the executive managements of CBD and Via Varejo (“Companies”) submitted for the Boards of Directors of the Companies a potential transaction discussed with the executive management of controlling shareholder Casino Guichard-Perrachon (“Casino”), for combining the e-commerce businesses of the Companies developed by Nova Pontocom Comércio Eletrônico S.A. (“Nova”) and the e‑commerce business of Casino developed by Cdiscount SA (“Cdiscount”)  in France, and as well in Colombia (in partnership with Exito, controlled company of Casino), and Asia (in partnership with Big C Thailand and Big C Vietnam, also controlled companies of Casino) (“Potential Combination”).

The Potential Combination would be implemented by the incorporation of a single international holding company (“NewCo”), with the integration of the e-commerce businesses currently developed by Nova and Cdiscount to NewCo. The Potential Combination also considers the possibility of listing NewCo shares on a US market, subject to market conditions and other factors.

Under the proposed governance for NewCo, the current rights and relationships among the Companies and Nova are expected to be preserved, notably with regards to the existing synergies and integration between the e-commerce business and the shareholders’ physical stores.

For the purposes of analyzing, discussing and issuing a recommendation on the Potential Combination, including with regards to the share exchange ratio from which the final composition of NewCo’s corporate capital shall be divided among its founding shareholders, the Board of Directors of CBD, in compliance with the company’s policy for related party transactions, has resolved on the date hereof to create a special committee consisting of a majority of independent directors, namely Mr. Eleazar de Carvalho Filho, Mr. Luiz Aranha Correa do Lago and Mrs. Maria Helena dos Santos Fernandes Santana.

For the same purposes, the Board of Directors of Via Varejo also resolved on the date hereof to create a special committee which will consist of a majority of independent directors, namely Mr. Alberto Guth, Mr. Christophe Hidalgo and Mr. Renato Carvalho.

The special committees may, if necessary, hire external and independent consultants and advisors to advise the work of such committees, and interact one with another.  Once the special committees have issued their recommendations with respect to the Potential Combination, the Boards of Directors of the Companies will reconvene to further consider and reach a decision with respect to the Potential Combination.

The consummation of the Potential Combination is conditioned on the final approval of the competent governance bodies of Casino, CBD, Exito and Via Varejo, as well as on the approval of the relevant authorities that are necessary.

The Companies will revert again to shareholders and the market once the analysis of the Potential Combination finishes.

Cdiscount: with business volumes of $2.1bn1in 2013 (including the marketplace), Cdiscount is a leader of e-commerce in France. Three new websites, under the Cdiscount brand, were launched during the first quarter of 2014 in Colombia, Thailand and Vietnam, relying on the expertise, know-how and knowledge of the Group

Nova: with business volumes of $2.0bn1 in 2013, Nova is the second largest e-commerce group in Brazil. Nova develops an e-commerce offer through pontofrio.com, casasbahia.com.br, extra.com.br, barateiro.com, partiuviagens.com.br and its B2B solutions in particular through eHub.com.br. Nova launched in 2013 the first marketplace in Brazil.

NOTE TO US INVESTORS: This notice is being made pursuant to and in accordance with Rule 135 under the Securities Act of 1933, as amended.  As required by Rule 135, this notice does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.  This notice contains forward-looking statements regarding potential future events that are subject to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical facts, are statements that could be deemed forward-looking statements.  These statements are based on current expectations, estimates, and projections and the beliefs and assumptions of our management.  Words such as “expects,” “anticipates,” “intends,” “plans,” “may,” and “would” and variations of such words and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, which could cause actual outcomes to differ materially from those reflected in the forward-looking statements. No assurance can be given that the Potential Combination or any listing of shares of NewCo will be consummated and consummation of these transactions is subject to many factors, including the approval of the Boards of Directors of Casino, CBD and Via Varejo and the other parties to the Potential Combination, commercial considerations, market conditions and other factors.  In addition, historical financial information included in this notice may not be representative of NewCo’s financial performance following the Proposed Combination; past performance is not an indication of future results.

1Historical financial information reported in € has been converted into U.S. Dollars based on the average currency exchange rate of the European Central Bank for 2013.

São Paulo and São Caetano do Sul, May 6th, 2014.

Daniela Sabbag Investor Relations Officer	Marcelo Rizzi de Oliveira Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 6, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.